Exhibit 99.1

QUARTZ MOUNTAIN ANNOUNCES $500,000 PRIVATE PLACEMENT

December 30, 2019, Vancouver, BC – Quartz Mountain Resources Ltd. (“Quartz Mountain” or the “Company”) (TSX-V: QZM; OTCBB: QZMRF) announces that it has arranged a private placement of 4,545,455 units (‘Units”) at a price of $0.11 per Unit with insiders of the Company for proceeds of approximately $500,000. Each Unit consists of one common share and one warrant (“Warrant”) of the Company. Each Warrant allows the holder to purchase one flow-through common share at a price of $0.15 for a period five (5) years.

Completion of the financing is subject to TSX Venture Exchange approval. The private placement will result in Robert Dickinson holding a control position of approximately 43% (60%, if warrants exercised) of the Company.

For further details, contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

On behalf of the Board of Directors

Leonie Tomlinson

Director

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed “forward-looking-statements”. All statements in this release, other than statements of historical facts are forward-looking-statements. These statements include expectations about the likelihood of completing the financing. Though the Company believes the expectations expressed in its forward-looking-statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company’s home jurisdiction filings as www.sedar.com and its filings with the United States Securities and Exchange Commission.